EXHIBIT 99.1

Supplemental Submission
Pursuant to Item 9C(a) of Form 10-K

FingerMotion, Inc. (the “Company”) is submitting via EDGAR the following information under Item 9C(a) of Form 10-K, pursuant to the Staff Statement on the Holding Foreign Companies Accountable Act (the “HFCAA”) and the Consolidated Appropriations Act, 2023, in relation to the Company’s annual report on Form 10-K for the fiscal year ended February 29, 2024 (the “Annual Report”).

The Company’s registered public accounting firm for the fiscal year ended February 28, 2022, Centurion ZD CPA & Co., is headquartered in Hong Kong, a Special Administrative Region and dependency of the People’s Republic of China (the “PRC”). On December 16, 2021, the Public Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, and, on June 30, 2022, the Company was conclusively identified by the United States Securities and Exchange Commission (the “SEC”) under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB. The PCAOB subsequently vacated its initial determinations as to registered public accounting firms headquartered in the PRC or Hong Kong on December 15, 2022.

In response to Item 9C(a) of Form 10-K, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in Hong Kong or the PRC.

Based on an examination of the Company’s register of shareholders and public filings made by its shareholders, including beneficial ownership reports filed in respect of the Company’s common stock pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has determined that to its knowledge, no person who beneficially owns more than five percent of the Company’s common stock (as determined pursuant to Rule 13d-3 under the Exchange Act) is (a) a representative of any government entity in the PRC or Hong Kong, or (b) an official of the Chinese Communist Party.

In addition to reviewing the stockholder register and certain public filings, the Company prepared a questionnaire for each director, officer and more than 5% beneficial owner of the Company to complete with respect to whether (i) the person is a representative of any government entity in the PRC or Hong Kong, (ii) any directors, officers, managers or controlling equity owners of the person are a representative of any government entity in the PRC or Hong Kong, (iii) the person is an official of the Chinese Communist Party, (iv) any directors, officers, managers or controlling equity owners of the person are an official of the Communist Chinese Party, (v) the person has any current or prior membership on, or affiliations with, committees of the Chinese Communist Party, and (vi) any directors, officers, managers or controlling equity owners of the person have any current or prior membership on, or affiliations with, committees of the Chinese Communist Party. All of the responses to the questionnaires indicated that no person is a representative of any government entity in the PRC or Hong Kong, no person is an official of the Chinese Communist Party and no person has any current or prior membership on, or affiliates with, committees of the Chinese Communist Party.

Furthermore, the Company had its outside PRC legal counsel conduct searches on public search engines in the PRC, searches in Chinese business registration platforms, and on the Reuters World Check platform to search politically exposed persons, with respect to the more than 5% beneficial owners. Based on these searches, the Company’s outside PRC legal counsel did not find any connection or results that would indicate that any more than 5% beneficial owner of the Company is a representative of any government entity in the PRC or Hong Kong, or an official of the Chinese Communist Party.

As of the date hereof, the directors, officers and senior management of the Company consist of: Martin J. Shen, Chief Executive Officer; Yew Hon Lee, Chief Financial Officer; Yew Poh Leong, Director; Michael Chan, Director, Hsien Loong Wong, Director, Eng Ho Ng, Director; and Li Li, Legal Representative and General Manager of Shanghai JiuGe Information Technology Co. Ltd. (a company existing under the Laws of the PRC over which the Company exercises contractual control). None of these persons is a representative of any government entity in the PRC or Hong Kong, and, to the knowledge of the Company none of these persons is an official of the Chinese Communist Party.

The Company did not rely upon any legal opinions or third party affidavits as the basis for its submission.

Based on the above, the Company is not owned or controlled by a government entity in the PRC or Hong Kong.

FingerMotion, Inc.

/s/ Martin J. Shen
Martin J. Shen
President, Chief Executive Officer and Director